UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            General Components, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                  36938 Q 10 3
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                                 (CUSIP Number)

          Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP, 345 Park Avenue,
                               New York, NY 10154
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                October 27, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

CUSIP No. 36938Q 10 3                13D                       Page 2 of 8 Pages

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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Full Wisdom International Limited

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [_]
                                                                  (b) [_]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS*
          OO

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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)

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6       CITIZENSHIP OR PLACE OF ORGANIZATION

          British Virgin Islands
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NUMBER OF          7        SOLE VOTING POWER
SHARES                       14,672,812
BENEFICIALLY      --------------------------------------------------------------
OWNED BY           8        SHARED VOTING POWER
EACH                         N/A
REPORTING         --------------------------------------------------------------
PERSON WITH        9        SOLE DISPOSITIVE POWER
                             14,672,812
                  --------------------------------------------------------------
                   10       SHARED DISPOSITIVE POWER
                             N/A
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          14,672,812
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.2%
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14      TYPE OF REPORTING PERSON*

          OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 8 Pages

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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Full Talent Limited

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [_]
                                                                  (b) [_]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
          OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

          British Virgin Islands
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NUMBER OF          7        SOLE VOTING POWER
SHARES                       68,271,228
BENEFICIALLY      --------------------------------------------------------------
OWNED BY           8        SHARED VOTING POWER
EACH                         N/A
REPORTING         --------------------------------------------------------------
PERSON WITH        9        SOLE DISPOSITIVE POWER
                             68,271,228
                  --------------------------------------------------------------
                   10       SHARED DISPOSITIVE POWER
                             N/A
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          68,271,228
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          24.4%
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14      TYPE OF REPORTING PERSON*

          00
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 8 Pages

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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Zhang Zhengyu

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [_]
                                                                  (b) [_]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
          OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

          Chinese, P.R.C.
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NUMBER OF          7        SOLE VOTING POWER
SHARES                       82,944,040
BENEFICIALLY      --------------------------------------------------------------
OWNED BY           8        SHARED VOTING POWER
EACH                         N/A
REPORTING         --------------------------------------------------------------
PERSON WITH        9        SOLE DISPOSITIVE POWER
                             82,944,040
                  --------------------------------------------------------------
                   10       SHARED DISPOSITIVE POWER
                             N/A
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          84,944,040
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          29.6%
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14      TYPE OF REPORTING PERSON*

          I
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 8 Pages

Item 1.     Security and Issuer.

            This statement relates to the common stock, par value $.001 per share ("Common Stock"), of General Components, Inc., a Nevada corporation (the "Company"). The address of the Company's principal executive office is Suite 2021, 20/F, Two Pacific Place, 88 Queensway, Hong Kong.

Item 2.     Identity and Background.

            (a) This Schedule 13D is filed jointly by Full Wisdom International Limited ("Full Wisdom"), Full Talent Limited ("Full Talent") and Zhang Zhengyu.

            (b) Full Wisdom is a limited liability company organized under the laws of the British Virgin Islands. Full Wisdom's business address is Suite 1503, Sino Plaza, 255-257 Gloucester Road, Causeway Bay, Hong Kong. Full Wisdom's principal business is investment holding.

            (c) Full Talent Limited is a limited liability company organized under the laws of the British Virgin Islands. Full Talent Limited's business address is Suite 1503, Sino Plaza, 255-257 Gloucester Road, Causeway Bay, Hong Kong. Full Talent Limited's principal business is investment holding.

            (d) Zhang Zhengyu's business address is Suite 1503, Sino Plaza, 255-257 Gloucester Road, Causeway Bay, Hong Kong and his current occupation is merchant.

            (e) During the past five years, none of Full Wisdom, Full Talent or Zhang Zhengyu has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

            (f) During the past five years, none of Full Wisdom, Full Talent or Zhang Zhengyu has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, pursuant to which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (g) Zhang Zhengyu is a citizen of China.

Item 3.     Source and Amount of Funds and Other Consideration.

            14,672,812 shares of Common Stock and warrants to purchase 22,827,188 shares of Common Stock were issued to Full Wisdom and 68,271,228 shares of Common Stock and warrants to purchase 106,228,772 shares of Common Stock were issued to Full Talent, in each case by the Company in connection with the Share Exchange Agreement (the "Exchange Agreement") with Magical Insight Investments Ltd., a privately owned British Virgin Islands company ("Magical"), each of the persons listed on Exhibit B thereto (each, an "Investor"), and the Company pursuant to which the Company acquired all of the issued and outstanding shares of stock of Magical in exchange for the issuance of shares and warrants to the Investors. Full Wisdom and Full Talent are each an Investor pursuant to the Exchange Agreement.

                                                               Page 6 of 8 Pages

Item 4.     Purpose of Transaction.

            The purpose of the transactions described in Item 3 was for the Investors to acquire the shares of Common Stock of the Company for investment in a controlling position in the Company. None of Full Wisdom, Full Talent or Zhang Zhengyu has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above, other than as described in the Share Exchange Agreement filed as an exhibit hereto.

Item 5.     Interest in Securities of the Company.

            (a) Full Wisdom is the holder of record of an aggregate of 14,672,812 shares of Common Stock and warrants to purchase 22,827,188 shares of Common Stock, representing approximately 6.70% of the total shares of Common Stock outstanding (on a fully-diluted basis). Full Talent Limited is the holder of record of an aggregate of 68,271,228 shares of Common Stock and warrants to purchase 106,228,772 shares of Common Stock, representing approximately 31.16% of the total shares of Common Stock outstanding (on a fully-diluted basis). Zhang Zhengyu in his capacity as the sole shareholder of Full Wisdom and Full Talent may be deemed the indirect beneficial owner of 82,944,040 shares of Common Stock and warrants to purchase 129,055,960 shares of Common Stock. The exercisability of the warrants is conditional upon the prior effectiveness of a reverse split of the Company's Common Stock. Accordingly, the shares issuable upon exercise of the warrants beneficially owned by each reporting person have not been included as beneficially owned.

            (b) Full Wisdom has the sole power to vote or to direct the vote, and has the sole power to dispose or direct the disposition of the 14,672,812 shares of Common Stock and warrants to purchase 22,827,188 shares of Common Stock. Full Talent Limited has the sole power to vote or to direct the vote, and has the sole power to dispose or direct the disposition of the 68,271,228 shares of Common Stock and warrants to purchase 106,228,772 shares of Common Stock. Zhang Zhengyu has voting and dispositive power over the shares of Common Stock owned by Full Wisdom and Full Talent in his capacity as the sole owner of each such entity.

            (c) Other than the acquisition of the shares and warrants as reported in this Schedule 13D, none of Full Wisdom, Full Talent or Zhang Zhengyu has effected any transactions in the Common Stock of the Company in the past sixty (60) days.

            (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by him individually.

            (e) Not applicable.

                                                               Page 7 of 8 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            The Share Exchange Agreement contains certain provisions relating to the composition of the Company's Board of Directors, guarantees of profits, issuance of additional securities in the event various operational and performance thresholds are met and the proposed reverse split of the Company's Common Stock.

Item 7.     Materials to be Filed as Exhibits.

            (a) There is hereby incorporated by reference into this Item 7 the Share Exchange Agreement, dated as of September 6, 2006 filed as an exhibit to the Current Report on Form 8-K filed by General Components, Inc. on November 2, 2006.

            (b) Joint Filing Agreement dated as of November 3, 2006

                                                               Page 8 of 8 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    November 3, 2006

                                            Full Wisdom International Limited

                                            By:  /s/ Zhang Zhengyu
                                                --------------------------------
                                            Name:  Zhang Zhengyu
                                            Title: Director


                                            Full Talent Limited

                                            By:  /s/ Zhang Zhengyu
                                                --------------------------------
                                            Name:  Zhang Zhengyu
                                            Title: Director


                                             /s/ Zhang Zhengyu
                                            ------------------------------------
                                            Zhang Zhengyu